UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number: 000-49796
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CPSI 401(k) Retirement Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

REQUIRED INFORMATION

Item 4.	The CPSI 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information described in Items 1-3 of Form 11-K.
Index to Financial Statements

Page
(a) Financial Statements

Report of Grant Thornton, LLP, Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

(b) Supplemental Schedule

Schedule H, Part IV, Item 4(i) — Schedule of Assets Held (at End of Year)	8

i

Report of Independent Registered Public Accounting Firm
Plan Administrator
CPSI 401(k) and Retirement Plan
We have audited the accompanying statements of net assets available for benefits of CPSI 401(k) and Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton, LLP
Atlanta, Georgia
June 8, 2006

CPSI 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
ASSETS

Investments, at fair value	$17,742,036	$14,625,252

Receivables
Employer’s contributions	507,762	537,158

Total receivables	507,762	537,158

Total assets	18,249,798	15,162,410

NET ASSETS AVAILABLE FOR BENEFITS	$18,249,798	$15,162,410

The accompanying notes are an integral part of these financial statements.

CPSI 401(k) RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years ended December 31, 2005 and 2004

	2005	2004
Additions

Additions to net assets attributed to:
Investment earnings
Net (depreciation) appreciation in fair value of investments	$(10,752)	$873,370
Interest and dividends	1,106,721	239,659

	1,095,969	1,113,029

Contributions
Participants	1,836,353	1,640,689
Employer	1,000,475	1,059,200

	2,836,828	2,699,889

Total additions	3,932,797	3,812,918

Deductions

Deductions from net assets attributed to benefits paid to participants	845,409	664,202

Total deductions	845,409	664,202

Net increase	3,087,388	3,148,716

NET ASSETS AVAILABLE FOR BENEFITS

BEGINNING OF YEAR	15,162,410	12,013,694

END OF YEAR	$18,249,798	$15,162,410

The accompanying notes are an integral part of these financial statements.

CPSI 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of plan
The following brief description of the CPSI 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan and was adopted January 1, 1994 covering all full-time employees of Computer Programs and Systems, Inc. (the Company) who have one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Participants who have attained the age 50 before the end of the Plan year are eligible to make catch-up contributions. Effective January 1, 2002, participants may not make rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various common/collective trusts, mutual funds and Company stock as investment options for participants.
The Company may contribute a discretionary percentage of the amount of the participant’s salary deferral up to salary reductions of $1,000 annually as determined by the Company each year. Catch-up contributions will not be matched. The Company may also make a discretionary profit sharing contribution; however, the amount of the profit sharing contribution in any Plan year will not exceed the amount set forth by the Company’s Board of Directors (the maximum for 2005 and 2004 is $1,000 per participant). All contributions are subject to certain regulatory limitations.
Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service as follows:

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

CPSI 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 — Description of plan (continued)
Payment of benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account (all amounts are 100% vested at the time of death, disability or retirement at Normal Retirement Age) or monthly, quarterly or annual cash installments over a period of not more than the participant’s assumed life expectancy. If employment terminates for reasons other than those listed above, the participant will be entitled to receive only the vested percentage of his or her account balance as a lump-sum distribution. Only employer matching and discretionary contributions are subject to forfeiture.
Forfeited accounts
At December 31, 2005 and 2004, forfeited nonvested account balances totaled $24,453 and $27,350, respectively. These amounts will be used to reduce future employer contributions. Also, in 2005 and 2004, employer contributions were reduced by $52,881 and $36,415 from forfeited nonvested accounts.
Note 2 — Summary of significant accounting policies
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and uncertainties
The Plan invests in various managed funds that include U. S. Government securities, corporate and governmental debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Investment valuation and income recognition
The Plan’s investments are stated at fair value. Units of common/collective trust funds, mutual funds and common stock are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of benefits
Benefits payments are recorded when paid.

CPSI 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Note 3 — Administrative expenses
The Plan’s sponsor (the Company) paid the administrative expenses incurred by the Plan for the year ended December 31, 2005 and 2004.
Note 4 — Investments
The following presents investments at December 31, 2005 and 2004 that represent 5% or more of the Plan’s net assets. All investments are participant directed.

Description	2005	2004
Pioneer Oak Ridge Large Cap Grow Fund	$2,275,180	$—
Federated Max-Cap Institution Service Fund	1,019,846	936,243
Dreyfus Appreciation	1,119,668	354,366
Dreyfus Disciplined Stock Fund	837,787	772,417
AmSouth Stable Principle Fund	5,391,645	4,352,495
Pioneer Classic Balanced Fund	1,069,099	939,753
Pioneer Value Fund	1,767,757	1,428,162
Fidelity Advisor Equity Growth Fund	—	2,128,903
Fidelity Advisor Growth Opportunity Fund	—	653,306
Franklin Balance Sheet Investment Fund	2,558,227	2,217,788
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Appreciation of investments at fair value as determined by quoted market price
CPSI Common Stock	$208,902	$34,905
Common/collective trust funds	4,010	10,873
Mutual Funds	(223,664)	827,592

	$(10,752)	$873,370

Note 5 — Party-in-interest transactions
Certain Plan investments are shares of mutual funds managed by AMVESCAP National Trust Company, or by one of its affiliates, including AmSouth Bank. AMVESCAP National Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan allows participants to purchase stock in the Company (the Plan sponsor). The total shares allowable for acquisition is 400,000 shares of common stock. As of December 31, 2005 and 2004, the Plan holds 13,740 and 10,421 shares, respectively, purchased from the open market. The purchases of these shares qualify as party-in-interest transactions.

CPSI 401(k) RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Note 6 — Plan Administration
The Plan Sponsor has appointed members of the Company’s management group as the Plan Administrator and AMVESCAP National Trust Company (“AMVESCAP”) as the Plan Trustee. AMVESCAP Retirement, Inc., an affiliate of AMVESCAP, provides recordkeeping and other administrative services to the Plan.
In July 2005, AMVESCAP Retirement, Inc. was acquired by a subsidiary of Merrill Lynch, The Princeton Retirement Group, Inc. (“Princeton”). From July through December 2005, Princeton provided the recordkeeping services to the Plan under the AMVESCAP name.
On June 27, 2005, certain funds of AmSouth Bank, an affiliate of AMVESCAP, were acquired by Pioneer Investments, Inc. (“Pioneer”). As a result of this transaction, certain investment options available to Plan participants changed. The AmSouth Large Cap Fund was merged into the Pioneer Oak Ridge Large Cap Fund, the AmSouth Value Fund was merged into the Pioneer Value Fund, and the AmSouth Balanced Fund became the Pioneer Classic Balanced Fund. Investment information reported in Note 4 and the supplemental schedule to the financial statements reflect investment balances and activity under the new fund names for both the 2005 and 2004 plan years.
Note 7 — Plan termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.
Note 8 — Tax status
The Plan adopted a Prototype Basic Plan Document which received an opinion letter from the Internal Revenue Service (“IRS”) on August 30, 2001 which stated that the Prototype Basic Plan Document is designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has not received a determination letter from the IRS since adopting the Prototype Basic Plan Document. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

CPSI 401(k) RETIREMENT PLAN
EIN: 74-3032373
Plan Number 001
Form 5500 — Schedule H, Part IV, Item 4(i)
Schedule of Assets Held (at End of Year)
December 31, 2005

	(b) Identity of Issue,	(c) Description of investment including
	borrower, lessor or	maturity date, rate of interest, collateral,	(e) Current
(a)	similar party	par or maturity value	Value
	Goldman Sachs	8,494.9267 units Mid Cap Value Fund	$297,322

	MFS	36,982.3761 units Research International Fund	622,413

*	Pioneer	169,032.6565 units Oak Ridge Large Cap Grw Fund	2,275,180

*	AmSouth Bank	539,164.494 units Stable Principal Fund	5,391,645

*	Pioneer	101,130.2585 units Value Fund	1,767,757

*	Pioneer	99,451.0970 units Classic Balanced Fund	1,069,099

*	CPSI	13,739.6177 units CPSI Stock Fund	523,084

	Franklin	41,442.2036 units Franklin Balance Sheet Investment Fund	2,558,227

	Federated	41,272.5843 units Federated Max Cap Institution Service Fund	1,019,846

	Dreyfus	24,838.0401 units Dreyfus Disciplined Stock Fund	837,787

	Dreyfus	28,167.7462 units Dreyfus Appreciation Fund	1,119,668

	MFS	848.8427 units MFS Value Fund	19,651

	Fidelity	19,913.5879 units Fidelity Advisor Dividend Growth Fund	240,357

			$17,742,036

*	Represents a Party-in-interest
Column (d) is not presented as these are participant directed accounts.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
     Dated: June 27, 2006.

CPSI 401(K) RETIREMENT PLAN

By:	Computer Programs and Systems, Inc.

	By:	/s/ M. Stephen Walker

M. Stephen Walker
Vice President — Finance and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thornton, LLP